VIA EDGAR

Bingham McCutchen LLP
2020 K Street NW
Washington, DC 20006

April 11, 2012

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust – File No. 811-21719 (the “Registrant”)
on behalf of the Palmer Square Hedged Convertible Income Fund

Ladies and Gentlemen:

This letter summarizes the comments provided by Mr. Bo Howell of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on February 14, 2012, regarding Post-Effective Amendment No. 200 to the Registrant’s Form N-1A registration statement with respect to the Palmer Square Hedged Convertible Income Fund series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number [--] to Registrant’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

SUMMARY PROSPECTUS

Investment Objective

1.  Given that the Fund includes the term “Income” in its name, please indicate whether the Fund’s investment objective is to seek income.

The Fund confirms that it seeks income as its secondary objective, and that its primary objective will be to seek absolute returns.  The Fund has modified the disclosure of its investment objectives to reflect this change.

Fee and Expense Table

2.  Please include, as an exhibit to the Amendment, a copy of the fee waiver agreement between the Fund and its investment advisor that is referenced in the footnote to the fee and expense table.

Response:  The Fund has included a copy of the fee waiver agreement with its investment advisor as an exhibit to the Amendment.

3.  Please confirm that dividends or interest paid on any short positions that the Fund may hold are included in the “other expenses” line of the fee and expense table.

Response:  The Fund confirms that dividends or interest paid on any short positions that it may hold will be included in the “other expenses” line of the fee and expense table.  Because the Fund will be newly registered, it has included an estimate of those expenses in the line item.

Principal Investment Strategies

4.  Please disclose any applicable limits on the market capitalizations of companies in which the Fund will seek to invest its assets.

Response:  The Fund will not limit the types of companies in which it will seek to invest its assets based on market capitalization.  However, the Fund will generally (but not exclusively) seek to pursue its hedged convertible income strategy by investing in the convertible securities of companies with market capitalizations between $500 million and $10 billion.  The Fund has added disclosure making this point to the summary portion of its prospectus.

5.  If the Fund will include the term “Convertible” in its name, please disclose that the Fund will have a policy of investing at least 80 percent of its assets in convertible securities.  In the alternative, the Fund may revise its name so as not to suggest that the Fund will focus on investing convertible securities.

 Response:  The Fund has been re-named the “Palmer Square SSI Hedged Convertible Income Strategy Fund.”  Based on the teleconference with Mr. Howell of the staff on February 14, 2012, the Fund understands that this comment relates to the requirement in Rule 35d-1 under the Investment Company Act of 1940 that, if an investment company has a name suggesting that it focuses its investments in a particular type of investment or investments, it must adopt a policy to invest, under normal circumstances, at least 80 percent of the value of its assets in that investment or those investments.

The Fund respectfully submits that Rule 35d-1 does not require it to adopt an 80 percent policy or test for investing in convertibles, because the term “Hedge Convertible Income Strategy” in its revised name refers to the Fund’s strategy rather than a specific type of investment.  The staff has explained that the 80 percent test under Rule 35d-1 is not applicable when a fund’s name refers to a type of investment strategy or objective rather than a specific type of investment.  For example, in the response to Question 9 in the staff’s FAQ on Rule 35d-1, the staff stated that “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment.”  The Fund believes that the insertion of “Strategy” into its name makes clear – as discussed in the summary and statutory portions of the prospectus – that it will invest in convertible securities as part of a strategy that entails taking corresponding short positions in the equity securities of the issuers of convertible securities.

6.  Please state that “below investment-grade” bonds are also known as “junk” bonds.

Response:  The Fund has made the requested disclosure.

7.  Please clarify that the Fund either does not seek to invest more than 25 percent of its assets in certain specified industries or that the Fund has adopted a fundamental policy to concentrate in those industries.

Response:  The Fund confirms that it does not seek to invest more than 25 percent of its assets in certain specified industries.  The Fund has adopted a fundamental policy prohibiting such concentration.

8.  In the paragraph of the strategy section discussing the Fund’s expected high portfolio turnover, please indicated that the Fund’s strategy involves “active and frequent” trading.

Response:  The Fund has made the requested disclosure.

9.  Please remove the paragraph on temporary defensive investments from the summary section of the Fund’s prospectus.

Response:  Upon further consideration of this comment in preparing the Amendment, the Fund has respectfully determined not to remove the paragraph on temporary defensive investments from the summary portion of its prospectus.  The Fund will use a separate summary prospectus to communicate with existing and prospective investors.  As a result, the Fund believes it will be important for those investors to understand – from reading that document – that the Fund may hold cash and other instruments it would not typically hold (or would hold to a lesser extent) in the ordinary course of pursuing its investment objective.  Moreover, the Fund believes that the single paragraph devoted to this subject, which appears at the end of the discussion of its strategy, will not obscure or impede an investor’s understanding of the principal investment strategies that the Fund will ordinarily pursue.

Please note that, where appropriate, the Fund has revised its responses to Item 9 to correspond with the revisions to its responses to Item 4 that are described above.

STATUTORY PROSPECTUS

More About the Funds’ Investment Objectives, Strategies and Risks – Principal Investment Strategies

10.  Please explain the type of notice investors will be provided should the Fund change its investment objective.

Response:  The Fund has included in that section a statement that shareholders will receive 60 days’ prior notice before the Fund changes either of its investment objectives.

11.  Please confirm that the following statements in the statutory prospectus (the latter of which also appears in the summary prospectus) are not contradictory:

[T]he Advisor and the Sub-Advisor anticipate that the Fund typically will have at least 50 long positions in convertible securities and therefore at least 50 corresponding short positions in the related common stock.

The Fund’s short positions will generally be smaller on a dollar value basis than its long positions in convertible securities.

Response:  The Fund confirms that these statements are not contradictory.  As explained elsewhere in the Fund’s discussion of its strategy, the Fund will seek “to hedge its long positions . . . on a security-by-security basis.”  The Fund will hold an equal number of offsetting long and short positions, although the size of a given short position in an equity security may be smaller, dollar-for-dollar, than the corresponding long position in a convertible security.  Thus, the smaller “size” of the short positions refers to the relative dollar amount of those positions rather than the number of short positions as a whole.

Management of the Fund – Prior Performance of Similar Accounts Managed by the Sub-Advisor

12.  Please confirm that the composite includes any registered investment companies with investment objectives and strategies substantially similar to those of the Fund, if any, that were managed by the Fund’s sub-advisor during the periods presented.

Reponses:  The Fund has confirmed with its sub-advisor that, during the periods presented in the composite, the sub-advisor did manage other registered investment companies with investment objectives and strategies substantially similar to those of the Fund and the performance of those registered investment companies is reflected in the composite.

13.  Please provide the basis for applying the charges, expenses, and fees of the Fund’s Class I shares to the composite performance, rather than the charges, expenses, and fees of the Fund’s Class A shares.

Response:  The Fund anticipates that it will be marketed for distribution to institutions and other investors that will purchase Class I shares, and that the substantial majority of its shareholders will hold Class I shares.  In this regard, the Fund notes that it will offer Class A shares solely as a means for providing interested broker-dealers with retail sales platforms the opportunity to sell shares of the Fund to retail investors.  The Fund will not focus its distribution and marketing efforts on retail investors, and it anticipates that retail shareholders will comprise a significant minority of its shareholders.  The Fund also expects that, shortly after it commences operations, the vast majority of its shareholders will be investors who will have formerly held interests in a private fund managed by the Fund’s sub-advisor that follows a substantially similar investment strategy.  The Fund believes that composite performance reflecting charges, expenses, and fees of its Class I shares will be more meaningful to these investors.  In addition, to clarify the effect of applying Class I expenses rather than Class A expenses to the composite, the Fund will disclose that the returns presented would have been lower had the composite reflected the estimated charges, expenses, and fees of the Fund’s Class A shares.

14.  Please explain why the 90-day Treasury bill rate is an appropriate broad-based securities market index for the composite.

Response:  The Fund anticipates that the 90-day Treasury bill rate will serve as its benchmark once the Fund has been operating for a full year and has a performance track record to present in response to Item 4(b)(2) of Form N-1A.  The Fund notes that the 90-day Treasury bill rate is an appropriate performance measure for this purpose because its hedged convertible income strategy will entail seeking returns that exceed prevailing short-term rates.  In fact, the discussion of the Fund’s strategy refers to that benchmark. Accordingly, the Fund believes it is appropriate to include the 90-day Treasury bill rate in its presentation of the composite.

15.  Please revise the composite to present the net performance before the gross performance.

Response:  The Fund has revised the composite to present the net performance before the gross performance.

STATEMENT OF ADDITIONAL INFORMATION

Investment Strategies and Polices – Investment Restrictions

16.  Please clarify that the Fund either does not seek to invest more than 25 percent of its assets in certain specified industries or that the Fund has adopted a fundamental policy to concentrate in those industries.

Response:  The Fund confirms that it does not seek to invest more than 25 percent of its assets in certain specified industries.  The Fund has adopted a fundamental policy prohibiting such concentration.

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joshua B. Sterling (202.373.6556) or Michael Glazer (213.680.6646) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Joshua B. Sterling

Joshua B. Sterling, Esq.
Bingham McCutchen LLP